                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                (Amendment No.1)*
                                       of
                           Tweedy, Browne Company L.P.

                                  SCHEDULE 13D
                                (Amendment No.1)*
                                       of
                               TBK Partners, L.P.

                                  SCHEDULE 13D
                                (Amendment No.1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                        KINDERCARE LEARNING CENTERS, INC.
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                                (Name of Issuer)



                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    494521206
                         -----------------------------
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 February 14, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-----------------------------------------             --------------------------
CUSIP No. 494521206                                    Page      of      Pages
          ---------                                         ---     ----
-----------------------------------------             --------------------------

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vanderbilt Partners, L.P. ("Vanderbilt)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



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3.   SEC USE ONLY



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4.   SOURCE OF FUNDS*

     WC and BK
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                   /   /


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.  SOLE VOTING POWER
NUMBER OF
                        0 Shares
SHARES              ------------------------------------------------------------
                    8.  SHARED VOTING POWER
BENEFICIALLY
                        0 Shares
OWNED BY            ------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
EACH
                        0 Shares
REPORTING           ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
PERSON

WITH                    0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /   /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14.  TYPE OF REPORTING PERSON*

     PN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------             --------------------------
CUSIP No. 494521206                                    Page      of      Pages
          ---------                                         ---     ----
-----------------------------------------             --------------------------
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


     WC and BK
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                      /   /


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF

SHARES                  0 Shares
                    ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER

OWNED BY                0 Shares
                    ------------------------------------------------------------
EACH                9.  SOLE DISPOSITIVE POWER

REPORTING
                        0 Shares
PERSON              ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
WITH
                        0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Shares

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /   /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------             --------------------------
CUSIP No. 494521206                                    Page      of      Pages
          ---------                                         ---     ----
-----------------------------------------             --------------------------
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tweedy, Browne Company L.P. ("TBC")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                     /   /


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.  SOLE VOTING POWER TBC has sole voting power with
NUMBER OF               respect to 379,055 shares held in certain TBC accounts
                        (as hereinafter defined).  Additionally, certain of
SHARES                  the general partners of TBC may be deemed to have sole
                        power to vote certain shares as more fully set forth
BENEFICIALLY            herein.
                    ------------------------------------------------------------
OWNED BY            8.  SHARED VOTING POWER

EACH                    0 Shares
                    ------------------------------------------------------------
REPORTING           9.  SOLE DISPOSITIVE POWER  0 Shares, except that certain
                        of TBC may be deemed to have sole power to dispose of
PERSON                  certain shares as more fully set forth herein.
                    ------------------------------------------------------------
WITH                10. SHARED DISPOSITIVE POWER
                        428,855 shares held in accounts of TBC (as herein after defined).

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     428,855 Shares
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          /   /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.17%
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14.  TYPE OF REPORTING PERSON*

     BD, IA, & PN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

        The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated April 19, 1996 (the "Statement"). The filing of this Amendment No.1 should not be deemed an admission that TBC, TBK, and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

        This Amendment No.1 relates to the Common Stock, $0.01 par value (the "Common Stock"), of Kindercare Learning Centers, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No.1, is a company organized under the laws of Delaware, with its principal executive offices located at 2400 Presidents Drive, Montgomery, Alabama 36116.

        This Amendment No.1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts), and with respect to some of which it has obtained sole or shared voting power.

        This Amendment No. 1 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Security Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Common Stock pursuant to a tender offer by Kholberg, Kravis, Roberts and Company, a privately held company, to purchase the outstanding shares of the Company's Common Stock for $19.00 per share (the "Tender Offer).

        Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement. Accordingly, those Items are omitted from this Amendment No.1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As a result of the disposition of 653,690 shares of Common Stock pursuant to the Tender Offer, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 428,855 shares of Common Stock, which constitutes approximately 2.17% of the 19,173,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

        As a result of the disposition of 7,500 shares of Common Stock pursuant to the Tender Offer, as of the date hereof, TBK does not beneficially own any shares of Common Stock.

        As a result of the disposition of 19,000 shares of Common Stock pursuant to the Tender Offer, as of the date hereof, Vanderbilt does not beneficially own any shares of Common Stock.

        Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 428,855 shares, which constitutes approximately 2.17% of the 19,173,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

        The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 428,855 shares, which constitutes approximately 2.17% of the 19,173,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 19,173,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

        Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

        (b) TBC has investment discretion with respect to 428,855 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 379,055 shares of Common Stock held in certain TBC Accounts.

        Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 379,055 shares of Common Stock held in certain TBC Accounts.

        TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

        Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

        (c) Pursuant to the Tender Offer, on February 14, 1997, TBK and Vanderbilt tendered 7,500 shares of Common Stock and 19,000 shares of Common Stock, respectively for $19.00 per share. On February 14, 17 and 18, 1997, certain TBC Accounts tendered 382,345 shares of Common Stock, 25,300 shares of Common Stock and 243,045 shares of Common Stock, respectively, pursuant to the Tender Offer for $19.00 per share. As set forth more fully in Item 4 of the Statement, TBC has instructed the various custodians of the remaining 428,855 shares of Common Stock held for the benefit of certain TBC Accounts to tender such shares.

        (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

        To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas
P. Knapp may be deemed to have such rights and powers solely by reason of being general partners n TBK.

        To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

        (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on February 14, 1997.


                                  SIGNATURE

Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.


                                        TWEEDY, BROWNE COMPANY, L.P.



                                        By
                                          ---------------------
                                          Christopher H. Browne
                                          General Partner



                                        TBK PARTNERS, L.P.


                                        By
                                          ---------------------
                                          Christopher H. Browne
                                          General Partner



                                        VANDERBILT PARTNERS, L.P.


                                        By
                                          ---------------------
                                          Christopher H. Browne
                                          General Partner









Dated: February 21, 1997